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SEC FILE NUMBER
8-69352

SEC Mail Processing
MAR 3 1 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/22__________ AND ENDING ____12/31/22__________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Richard James & Associates, INC.________________________

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__75 Jackson Avenue,________________________
(No. and Street)

___________Syosset____________________NY____________________11791______
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Frank Barravechia__________203-489-3988_____________fbarravechia@rjany.com_________
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Nawrocki Smith________________________
(Name – if individual, state last, first, and middle name)

___100 Motor Parkway, Suite 580____Hauppauge____________________NY_________11788______
(Address) (City) (State) (Zip Code)

__3/4/2009________________________PCAOB #3370___________
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicab

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ___Frank Barravechia_________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Richard James & Associates, Inc.____, as of___December 31___________________, 2022____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO/COO Frank Barravechia CEO/CCO

GARY M ORKIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 4761045
Qualified in Nassau County
Commission Expires January 31, 2024

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RICHARD JAMES & ASSOCIATES, INC.

CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Richard James & Associates, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Richard James & Associates, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Richard James & Associates, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Richard James & Associates, Inc.'s auditor since 2017.

Hauppauge, New York
March 29, 2023

Nawrocki Smith LLP

RICHARD JAMES & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Due from clearing broker		$ 52,858
Other assets		11,571
TOTAL ASSETS		$ 64,429

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses and other liabilities		$ 15,987
TOTAL LIABILITIES		15,987
SHAREHOLDER'S EQUITY		
Common stock, no par value; 200 shares authorized, issued and outstanding, at stated value	$ 100	
Paid In Capital	86,000	
Deficit	(37,658)	
SHAREHOLDER'S EQUITY		48,442
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 64,429

The accompanying notes are an integral part of this statement.

RICHARD JAMES & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE		
Commission income		$ 357,820
Other income		13,051
		370,871
EXPENSES		
Commission expenses	$ 270,007	
Clearance charges	103,284	
Occupancy costs	77,860	
Regulatory fees	22,120	
Office expenses	8,770	
Professional fees	6,100	
Insurance	4,574	
Management fees	1,492	
Other expenses	3,214	
TOTAL EXPENSES		497,421
NET LOSS		$ (126,550)

The accompanying notes are an integral part of this statement.

RICHARD JAMES & ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Total	Common Stock	Paid -In Capital	Deficit/ Retained Earnings
SHAREHOLDER'S EQUITY - beginning of the year	$ 88,992	$ 100	$ -	$ 88,892
Shareholder contributions	86,000		86,000	
Net loss	(126,550)			(126,550)
SHAREHOLDER'S EQUITY - end of the year	$ 48,442	$ 100	$ 86,000	$ (37,658)

The accompanying notes are an integral part of this statement.

RICHARD JAMES & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$(126,550)
Adjustments to reconcile net income to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Due from clearing broker	$ 36,311	
Due from parent	18,014	
Other assets	3,486	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	(19,046)	
TOTAL ADJUSTMENTS		38,765
NET CASH USED BY OPERATING ACTIVITIES		(87,785)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder contributions		86,000
NET DECREASE IN CASH		(1,785)
CASH AT BEGINNING OF YEAR		1,785
CASH AT END OF YEAR		$ -

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Richard James & Associates, Inc. (the "Company") was organized in the State of New York on August 14, 2013 and on July 8, 2014 became registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA".) The Company is a wholly owned subsidiary of Windmere Enterprises, LLC.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to its clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2022, amounts were owed to the clearing broker by these customers which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2022 all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of these financial statements. Actual results could differ from those estimates.

2. REVENUE RECOGNITION

Commission Revenue
Commission revenue represents sales commission generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

2. REVENUE RECOGNITION (Continued)

The Company is the principal for commission revenue, as it is responsible for the clients' purchases and sales and maintains relationships with the product sponsors. The advisors, if any, assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The Company records commission revenue and related clearing expenses on a trade date basis as security transactions occur.

Other Income
Other income is generated by interest income from margin accounts, firm account revenue, and other fees charged to customers and is recognized when earned.

Leases
The Company accounts for its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, Leases. As of January 1, 2022, the Company does not maintain any leases in excess of a one-year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

3. INCOME TAXES

The Company is recognized as a "S" Corporation by the Internal Revenue Service.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2018, 2019, 2020 and 2022. As of December 31, 2022 management has determined that there are no material uncertain income tax positions.

4. CASH IN BANK

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

5. RELATED PARTIES

The Company has an administrative service agreement with the shareholder. Under this agreement, shareholder provides rent and administrative services to the Company. These financial statements include $73,492 related to this agreement.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company is not party to or subject to any adverse legal action.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through ASU's.

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2022, the Company had net capital of $36,871 which exceeded the minimum requirement of $5,000 by $31,871. The Company's ratio of aggregate indebtedness to net capital was .43 to 1.

10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 29, 2023, the date that these financial statements were available to be issued and no further information is required to be disclosed.

RICHARD JAMES & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2022

CREDITS		
Shareholder's equity	$	48,442
DEBITS		
Other assets		11,571
NET CAPITAL	$	36,871
Minimum net capital requirement		5,000
EXCESS NET CAPITAL	$	31,871
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	15,987
TOTAL	$	15,987

Ratio of aggregate indebtedness to net capital 43 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X - 17a - 5 Part IIA as of December 31, 2022.

See the accompanying Report of Independent Registered Public Accounting Firm.

RICHARD JAMES & ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2022

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3, specifically 15c3-3(k)(2)(ii). Accordingly, there are no items to report under the requirements of this Rule.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Richard James & Associates, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Richard James & Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
March 29, 2023

Nawrocki Smith LLP

RICHARD JAMES & ASSOCIATES, INC.

EXEMPTION REPORT FOR BROKERS AND DEALERS PURSUANT TO RULE 17a-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2022

Richard James & Associates, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (d)(4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Richard James & Associates, Inc.

I, Frank Barravechia, swear (or affirm) that , to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO/CCO

Date: 3/27/23